Exhibit 11:

 OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Nine months Ended April 30
	2008	2007

Net income available to stockholders (numerator)	$6,586	$5,609

Shares Calculation (denominator)

Average shares outstanding - Basic Common	5,052	4,882

Average shares outstanding - Basic Class B Common	1,852	1,814

Effect of Dilutive Securities:

Potential Common Stock relating to stock options	302	284

Average shares outstanding - Assuming dilution	7,206	6,980

Net Income Per Share: Basic Common	$1.01	$0.90
Net Income Per Share: Basic Class B Common	$0.81	$0.66

Diluted	$0.91	$0.80